SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

TO

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Safe Bulkers, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share	Y7388 L111
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Dr. Loukas Barmparis
President

Apt. D11,
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
+30 2 111 888 400

+357 25 887 200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard M. Brand

Joshua A. Apfelroth

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-6000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$35,658,432	$4,133

(1)	Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which Safe Bulkers, Inc. seeks to acquire any and all of its outstanding 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

The product of (i) $24.00, the average of the high and low prices per Series B Preferred Shares on the New York Stock Exchange on March 3, 2017, and (ii) 1,485,768, the maximum number of Series B Preferred Shares that could be accepted for exchange in the Exchange Offer.

(2)	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Exchange Act, equals $115.90 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $4,133	Filing Party: Safe Bulkers, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: March 9, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Exchange Offer Statement on Schedule TO originally filed by Safe Bulkers, Inc., a Republic of Marshall Islands corporation (“Safe Bulkers” or the “Company”), with the Securities and Exchange Commission (“SEC”) on March 9, 2017, as amended by Amendment No. 1 to the Schedule TO on March 17, 2017 (the “Schedule TO”). The Schedule TO relates to the offer by the Company to exchange (1) newly issued shares of Common Stock, par value $0.001 per share, of Safe Bulkers (NYSE: SB) (the “Common Stock”); and (2) cash, on the terms and conditions set forth in this Offer to Exchange, dated March 9, 2017, as amended on March 17, 2017 (the “Offer to Exchange”) and in the related letter of transmittal, for any and all outstanding 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share, of Safe Bulkers (NYSE: SB.PR.B) (the “Series B Preferred Shares”).

All information in the Offer to Exchange and the related letter of transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 2 in response to all applicable items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Offer to Exchange as amended or supplemented. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Exchange and the related Letter of Transmittal.

Items 1 through 11

Items 1 through 11 of the Schedule TO, to the extent they incorporated by reference information contained in the Offer to Exchange, are hereby amended as follows:

1.	The first paragraph (including the bullets) on page 17 of the Offer to Exchange under the heading “Conditions of the Exchange Offer” in the section entitled “The Exchange Offer” is hereby amended and restated in its entirety as follows:

“We will not be required to accept for exchange, or to issue Common Stock and pay cash in respect of, any Series B Preferred Shares, and we may terminate the Exchange Offer and may (subject to Rule 14e-1 under the Exchange Act) postpone the acceptance for exchange of, and issuance of Common Stock and payment of cash in respect of, any Series B Preferred Shares validly tendered and not properly withdrawn pursuant to the Exchange Offer, if at any time between the commencement of the Exchange Offer and the expiration date, any of the following events occur:

•	there shall have been instituted or threatened or be pending any action, proceeding or investigation (whether formal or informal), or there shall have been any material adverse development to any action or proceeding currently instituted, threatened or pending, before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offer that, in our reasonable judgment, either (a) is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects, (b) would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer, or (c) would materially impair the contemplated benefits of the Exchange Offer to us or be material to holders of Series B Preferred Shares in deciding whether to accept the Exchange Offer;
•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, either (a) would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer, (b) is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects or (c) would materially impair the contemplated benefits of the Exchange Offer to us or be material to holders of Series B Preferred Shares in deciding whether to accept the Exchange Offer;
•	there shall have occurred or be likely to occur any event or condition affecting our or our affiliates’ business or financial affairs and our subsidiaries that, in our reasonable judgment, would or might result in any of the consequences referred to in the first bullet point of this section;
•	there has occurred (a) any general suspension of, or limitation on prices for, trading in securities in the securities or financial markets, (b) a material impairment in the trading market for debt or equity securities, (c) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States or other major financial markets, (d) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, (e) a commencement of a war, armed hostilities, terrorist acts or other national or international calamity directly or indirectly involving the United States or (f) in the case of any of the foregoing existing on March 8, 2017, a material acceleration or worsening thereof;

•	there has occurred any change or development, including a prospective change or development, in our business, financial condition, assets, income, operations, prospects or stock ownership (or that of our subsidiaries) that, in our reasonable judgment, has or is reasonably likely to have a material adverse effect on us or our subsidiaries, the market price of the Series B Preferred Shares or the value of the Series B Preferred Shares to us;
•	there shall have occurred any event, including a change in the prevailing stock performance of our Common Stock or our Series B Preferred Shares, that, in our reasonable judgment has impaired or may reasonably impair the anticipated benefits of the Exchange Offer to us;
•	delivery of a combination of shares of Common Stock and cash in exchange for Series B Preferred Shares would not be permitted under the Republic of Marshall Islands law;
•	a tender or exchange offer for any or all of our shares of Common Stock, or any merger, acquisition, business combination, strategic transaction or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;
•	the market price for the shares of Common Stock on the NYSE as of the close of trading on the expiration date shall have increased by more than 25%, as measured from the close of trading on the trading day immediately prior to the date of this Offer to Exchange;
•	the market price for the shares of Series B Preferred Shares on the NYSE as of the close of trading on the expiration date shall have decreased by more than 10%, as measured from the close of trading on the trading day immediately prior to the date of this Offer to Exchange; or
•	the consummation of the Exchange Offer and the purchase of the Series B Preferred Shares pursuant to the Exchange Offer will cause the Series B Preferred Shares to be (1) delisted from the NYSE or (2) eligible for deregistration under the Exchange Act (the “Continued Listing Condition”).”

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange, dated March 9, 2017.

(a)(1)(B)*	Letter of Transmittal to the holders of Series B Preferred Shares, dated March 9, 2017.

(a)(1)(C)*	Form of Letter to Brokers, Dealers and Other Securities Intermediaries.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers and Other Securities Intermediaries.
(a)(5)(A)* (a)(5)(B)*	Press release, dated March 9, 2017. Press release, dated March 17, 2017.

(d)(1)(A)*	Specimen Copy of 8.00% Series B Cumulative Redeemable Perpetual Preferred Share Certificate (filed as Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-34077), filed on June 18, 2013, and incorporated by reference herein).

(d)(1)(B)*	Statement of Designation of 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (filed as Exhibit 3.4 to the Company’s Registration Statement on Form 8-A (File No. 001-34077), filed on June 18, 2013, and incorporated by reference herein).

(d)(1)(C)*	Underwriting Agreement, dated as of June 6, 2013, by and among Safe Bulkers, Inc., and Incapital LLC and DNB Markets, Inc., as representatives of the several underwriters named therein, relating to the purchase of 800,000 shares of the Company’s 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on June 13, 2013, and incorporated by reference herein).

Exhibit No.	Description

d(2)*

Shareholder Rights Agreement, dated as of  May 14, 2008, between Safe Bulkers. Inc. and American Stock Transfer & Trust Company LLC (filed as Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-150995), filed on May 16, 2008, and incorporated by reference herein).

d(3)*	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc. (filed as Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A (File No. 333-150995), filed on May 23, 2008, and incorporated by reference herein).

d(4)*	Specimen Common Share Certificate (filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-150995), filed on May 16, 2008, and incorporated by reference herein).

d(5)*	Specimen Copy of 8.00% Series C Cumulative Redeemable Perpetual Preferred Share Certificate (filed as Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-34077), filed on May 7, 2014, and incorporated by reference herein).

d(6)*	Statement of Designation of the 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (filed as Exhibit 3.4 on the Company’s Form 8-A (File No. 001-34077), filed on May 7, 2014, and incorporated by reference herein).

d(7)*	Underwriting Agreement, dated as of April 30, 2014, by and among Safe Bulkers, Inc., and Morgan Stanley & Co. LLC and UBS Securities LLC, as representatives of the several underwriters named therein, relating to the purchase of 2,000,000 shares of the Company’s 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on May 7, 2014, and incorporated by reference herein).

d(8)*	Specimen Copy of 8.00% Series D Cumulative Redeemable Perpetual Preferred Share Certificate (filed as Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-34077), filed on June 30, 2014, and incorporated by reference herein).

d(9)*	Statement of Designation of the 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (filed as Exhibit 3.4 on the Company’s Form 8-A (File No. 001-34077), filed on June 30, 2014, and incorporated by reference herein).

d(10)*	Underwriting Agreement, dated as of June 23, 2014, by and among Safe Bulkers, Inc., Morgan Stanley & Co. LLC, UBS Securities LLC and each of the other underwriters named in Schedule A therein, relating to the purchase of 2,800,000 shares of the Company’s 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on June 30, 2014, and incorporated by reference herein).

(d)(11)*	Purchase Agreement, dated as of April 12, 2011 between Safe Bulkers, Inc., Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, relating to the purchase of 5,000,000 shares Common Stock (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on April 15, 2011, and incorporated by reference herein).

(d)(12)*	Purchase Agreement, dated March 13, 2012, between Safe Bulkers, Inc., Morgan Stanley & Co. LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, relating to the purchase of 5,000,000 shares Common Stock (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on March 16, 2012, and incorporated by reference herein).

(d)(13)*	Underwriting Agreement, dated as of November 13, 2013, by and among Safe Bulkers, Inc., and Morgan Stanley & Co. LLC as representatives of the several underwriters named therein, relating to the purchase of 5,000,000 shares Common Stock (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on November 18, 2013, and incorporated by reference herein).

(d)(14)*	Underwriting Agreement, dated as of December 6, 2016, by and among Safe Bulkers, Inc., Stifel, Nicolaus & Company, Incorporated, DNB Markets, Inc. and each of the other underwriters named in Schedule A therein, for whom Stifel, Nicolaus & Company, Incorporated and DNB Markets, Inc. are acting as representatives, relating to the purchase of 13,600,000 shares Common Stock (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on December 9, 2016, and incorporated by reference herein).

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAFE BULKERS, INC.

Date: March 22, 2017	By:	/s/ Dr. Loukas Barmparis
	Name:	Dr. Loukas Barmparis
	Title:	President